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VIA EDGAR AND FACSIMILE (202) 772-9213
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Pradip Bhaumik Attorney-Advisor, Division of Corporation Finance

Cecilia Blye Chief, Office of Global Security Risk

Barbara Jacobs Assistant Director, Division of Corporation Finance
Re:	Satyam Computer Services Limited (File No. 1-15190) Form 20-F for the Fiscal Year Ended March 31, 2008
Ladies and Gentlemen:
     We are counsel to Satyam Computer Services Limited, a company incorporated in the Republic of India (the “Company”).
     On behalf of the Company, set forth below are the Company’s responses to the Staff’s comment letter dated November 13, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
General
1.	You state on page 28 of your Form 20-F that you market your services primarily to companies in several regions of the world, including the Middle East, which is commonly understood to include Iran, Sudan, and Syria. In addition, you state in a series of slides captioned “Empower your business with Satyam Oracle Enterprise Solutions” on your website that your clients include ICARDA of Syria. Also, it appears from several pull-down menus from your website that nationals of Cuba, Iran, Sudan, and Syria can request for services, register as vendors, apply for positions, and request newsletters from you. Finally, we are aware of a January 2008 news report indicating that you have entered into a memorandum of understanding with Syria to set up a knowledge park and a facility in that country.

November 26, 2008

LATHAM & WATKINS llp

Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding your contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referred countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided to each of the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.

1.	The Company confirms to the Staff that the Company sold its services to companies located in Syria in fiscal year 2003 and Sudan in fiscal years 2003, 2005 and 2006. However, for the reasons set forth below, the Company does not believe that these sales are material to its current, past and anticipated operations or to its security holders.

Historical information for business conducted by the Company in Sudan and Syria for fiscal years 2003, 2005 and 2006 is set forth in Appendix 1 to this letter. The data in Appendix 1 shows the insignificance of these sales to the Company’s operations in these prior years. For example, the revenue contribution from these services represented less than 0.006% of the Company’s total revenue in each of these years. The Company did not conduct any business with Sudan or Syria in fiscal years 2004, 2007 and 2008. In addition, the Company has not conducted any business in Cuba or Iran in the past five fiscal years. Given the de minimis nature of the amounts involved, the Company believes that no specific reference was needed to this insignificant data in its annual report on Form 20-F for the fiscal year ended March 31, 2008.

The Company has reviewed the media reports referred to in the Staff’s comments that contemplate the Company’s entry into a memorandum of understanding with Syria to set up a knowledge park and a software facility in Syria. The Company has not, as of the date of this letter, entered into any such memorandum of understanding. In addition, the Company does not expect the entry into any such memorandum of understanding to have a material impact on the Company’s current or future revenues. Accordingly, the Company did not include any reference to it in its annual report on Form 20-F for the fiscal year ended March 31, 2008.

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period for each referred country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, the federal government, various state and municipal governments, several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

November 26, 2008

LATHAM & WATKINS llp

2.	Given the de minimis nature of the Company’s dealings with Sudan and Syria outlined above, the Company does not believe that this represents a material concern for the Company’s investors, from either a quantitative or qualitative perspective. The Company acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investments in companies which have dealings with state sponsors of terrorism. The Company confirms to the Staff that it has considered the relevance of such issues to the Company’s present and planned business activities in preparing its disclosure to investors. However, the Company reiterates that it firmly believes that such concerns are inapplicable to the Company.
*  *  *  *  *
As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please contact Michael W. Sturrock at (011) 65-6437 5412 or the undersigned at (011) 65-6437 5467 if you have any questions or require additional information concerning the foregoing.

Very truly yours,
/s/ Rajiv Gupta

Rajiv Gupta
of LATHAM & WATKINS LLP
cc:	B. Rama Raju
Managing Director and Chief Executive Officer Satyam Computer Services Limited Facsimile +(91-40) 2789-7769

November 26, 2008

LATHAM & WATKINS llp

APPENDIX 1

Revenue from
Country				the Client as
in which				a percentage
Satyam				of Total
Computer		Services	Total	Revenue for
Services		provided by	Revenue	Satyam
Limited’s		Satyam	from the	Computer
Client is		Computer	Client for	Services
organized		Services	the fiscal	Limited for
or based	Nature of Client’s Business	Limited	year	the fiscal year

Year Ended March 31, 2003
Sudan	A large business conglomerate involved in financing, supplying, servicing and constructing infrastructure in Sudan	Various information technology services	US$8,200	0.0018%
Syria	A non-profit research organization focused on agricultural research	Oracle Financial ERP training, Scoping study	US$15,500	0.0034%

Year Ended March 31, 2005
Sudan	A conglomerate with independent companies operating in the consumer, industrial, agricultural and property development sectors	Network infrastructure and security auditing projects	US$30,000	0.0038%

Year Ended March 31, 2006
Sudan	A conglomerate with independent companies operating in the consumer, industrial, agricultural and property development sectors	Migration to windows 2003 and Exchange 2003	US$46,500	0.0042%